Exhibit 5.1

OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601	January 6, 2014	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611

TELEPHONE: (919) 821-1220

FACSIMILE: (919) 821-6800

Quintiles Transnational Holdings Inc.

4820 Emperor Blvd.

Durham, North Carolina 27703

Re:	Quintiles Transnational Holdings Inc. – Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel for Quintiles Transnational Holdings Inc., a North Carolina corporation (the “Company”), in connection with the registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), of 2,500,000 shares of common stock of the Company, par value $0.01 per share (the “Shares”), for issuance under the Quintiles Transnational Holdings Inc. Employee Stock Purchase Plan (the “Plan”).

This opinion is being furnished in accordance with the requirements of Item 8 of Form S-8 and Item 601(b)(5)(i) of Regulation S-K.

We have examined the Second Amended and Restated Articles of Incorporation of the Company, the Second Amended and Restated Bylaws of the Company, the resolutions of the Board of Directors of the Company and its Compensation and Talent Development Committee relating to the Plan and to the authorization and issuance of the Shares, and such other corporate documents, records, and matters of law as we have deemed necessary for purposes of this opinion. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conforming to originals of all documents submitted to us as certified copies or photocopies, and the authenticity of originals of such latter documents. As to certain factual matters, and without investigation or analysis of any underlying data contained therein, we have also relied upon oral or written statements of public officials and officers and other representatives of the Company, whom we believe to be responsible, in rendering the opinion set forth below.

Based on the foregoing and the further assumptions, limitations and qualifications stated below, it is our opinion that the Shares have been duly authorized and, when issued and delivered against payment therefor in accordance with the Plan and upon either (a) the countersigning of certificates representing the Shares by a duly authorized signatory of the registrar for the Company’s common stock, or (b) book entry of the Shares by the transfer agent for the Company’s common stock, will be validly issued, fully paid, and nonassessable.

Quintiles Transnational Holdings Inc.

January 6, 2014

Our opinion assumes that all Shares issued pursuant to the Plan will be issued in accordance with the applicable terms of the Plan and that the purchase price of the Shares will be valid consideration equal to or in excess of the par value thereof. Our opinion does not extend to compliance with federal and state securities laws relating to the sale of the Shares.

Our opinion is limited to the laws of the State of North Carolina, and we express no opinion as to the laws of any other jurisdiction. Our opinion has been prepared in accordance with the customary practice of lawyers who regularly give and lawyers who regularly advise recipients regarding opinions of this kind.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to all references to us in the Registration Statement and any amendment thereto. Such consent shall not be deemed to be an admission that our firm is within the category of persons whose consent is required under Section 7 of the Act or the regulations promulgated pursuant to the Act.

Our opinion is as of the date hereof, and we do not undertake to advise you of matters that might come to our attention subsequent to the date hereof which may affect our opinion expressed herein.

Sincerely yours,

/s/ Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

SMITH, ANDERSON, BLOUNT, DORSETT,
MITCHELL & JERNIGAN, L.L.P.